GCM Grosvenor Inc.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

October 13, 2020

Via EDGAR

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GCM Grosvenor Inc.
Registration Statement on Form S-4
File No. 333-242297

Dear Ms. Bednarowski:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, GCM Grosvenor Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-242297) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on October 14, 2020 or as soon as practicable thereafter.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 and that such effectiveness also be confirmed in writing.

Very truly yours,

GCM Grosvenor Inc.

/s/ Michael J. Sacks
Name: Michael J. Sacks Title: Chief Executive Officer

cc:	Burke Montgomery, General Counsel, Grosvenor Capital Management

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Stuart Neuhauser, Ellenoff Grossman & Schole LLP

Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP

Joshua N. Englard, Ellenoff Grossman & Schole LLP

Ken Lefkowitz, Hughes Hubbard & Reed LLP

Gary J. Simon, Hughes Hubbard & Reed LLP

Michael Traube, Hughes Hubbard & Reed LLP